SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM S-2

                         REGISTRATION STATEMENT
                                  Under
                      The Securities Act of 1933

                    NATIONAL HEALTH & SAFETY CORPORATION
           (Exact name of registrant as specified in its charter)


             Utah                           87-0505222
     (State or jurisdiction of             (I.R.S. Employer
     incorporation or organization)         Identification No)


                      3811 Bee Cave Road, Suite 210,
                           Austin, Texas 78746
                              (512) 328-0433

             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Gary Davis
                      3811 Bee Cave Road, Suite 210,
                          Austin, Texas 78746
                             (512) 328-0433

           (Name, address and telephone number of agent for service)

                                Copy to:
                               Lee Polson
                         Strasburger & Price, LLP
                     600 Congress Avenue, Suite 2600
                           Austin, Texas 78701
                              (512) 499-3600

Date of Commencement of Proposed Sale:
From time to time after the effective date of this Registration Statement as determined by market conditions.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holder, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE


Title of      Proposed Amount  Proposed Maximum   Maximum Aggregate   Amount Of
each Class    To Be Registered  Offering Price      Offering Price  Registration
of Securities                     per Share (1)        Per Share          Fee
to be
Registered

common stock,     50,008,840           $0.03          $1,500,265.20    $375.07
Par Value
$0.001 per share

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c), based on the closing bid price on
 May 31, 2001.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

NATIONAL HEALTH & SAFETY CORPORATION

50,008,840 Shares of common stock

This prospectus relates to 50,008,840 shares of common stock of National Health & Safety Corporation (the "common stock"), a Utah corporation (the "Company"), that may be offered and sold from time to time by the stockholders thereof (the
 "Selling Shareholders").   The Company will not receive any of the proceeds
from the sale of the common stock offered hereby.

In exchange for the assets of a similar company, MedSmart Healthcare Network, Inc. ("MedSmart"), the shareholders of MedSmart received shares of National Health & Safety Corporation. These shareholders of the Company desire to register and sell their shares.

 We will pay the costs of registering these shares under the prospectus, including legal fees.

The common stock may be offered by the Selling Shareholders from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through the OTC Bulletin Board, or in private transactions at prices relating to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the common stock for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Company's securities are traded on the OTC Bulletin Board under the symbol "NHLT."

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus may be amended or completed. A registration statement relating to these securities has been filed with the SEC. The securities may not be sold until the registration statement becomes effective. The prospectus is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

June 5, 2001

TABLE OF CONTENTS

1 Summary of the Company and this Offering                                  3
1.1  The Company                                                            3
1.2  Recent Developments                                                    3
1.3  The Offering                                                           4

2 Risk Factors                                                              4
2.1  We have a history of losses and expect more losses in the foreseeable
future                                                                      4
2.2   We will need additional capital to continue and expand operations     4
2.3   We recently changed our business model to cut expenses and do not know
if it will be successful                                                    5
2.4  New Benefits, our service provider, is also one of our competitors     5
2.5  We have new management without experience in operating our company     5
2.6  Our stock price is low and may be volatile                             5
2.7  You may not be able to sell your shares because of the penny stock rules 6

3 Use of Proceeds                                                           6

4 The Selling Security Holders                                              6

5 Plan of Distribution                                                      7

6 Description of Common Stock                                               7

7 Experts                                                                   7

8 Information with Respect to Registrant                                    8

9 Information Incorporated by Reference                                     8

10 Disclosure of Commission Position on Indemnification                     9

Item 14 Other Expenses of Issuance and Distribution                        10

Item 15 Indemnification of Directors and Officers                          10

Item 16 Exhibits and Financial Statements                                  10

Item 17 Undertakings                                                       10

NATIONAL HEALTH & SAFETY CORPORATION

50,008,840 Shares of common stock

1	SUMMARY OF THE COMPANY AND THIS OFFERING

1.1. 	The Company

National Health & Safety Corporation ("NHLT" or the "Company") since 1993 has been engaged in the business of providing health care products and services to the general public on a discount basis. We developed POWERx Medical Benefits Network ("POWERx"), which offers discounts on a wide array of medical and supplemental benefits for consumers.

We spent the period from 1993 through June 1999 primarily trying to develop the POWERx program. On July 1, 1999, NHLT voluntarily filed for reorganization under
 Chapter 11 of the United States Bankruptcy Code in the Untied States Bankruptcy Court of the Eastern District of Pennsylvania (file no. 99-18339). In August,
1999, with approval of the Bankruptcy Court, we sold POWERx to MedSmart Healthcare Network, Inc., ("MedSmart") under an arrangement whereby we were to receive payments based on MedSmart's further development and marketing of POWERx. We also began discussions with MedSmart combining NHLT with MedSmart and some of MedSmart's affiliates in our plan of reorganization.

Our discussions with MedSmart resulted in a Fourth Amended Plan of Reorganization that was confirmed by the Bankruptcy Court in November 2000 and implemented in January 2001. As part of the plan, we purchased all of the outstanding shares of MedSmart for 130,000,000 shares of our common stock. MedSmart now operates as our wholly owned subsidiary. Also as part of the plan, five investors purchased 45,000,000 shares of our common stock for a total of $600,000. The former MedSmart shareholders now own a majority of our common stock. These shareholders now wish to register and sell some of their NHLT shares.

Also in connection with the reorganization, the board of directors was expanded to five members and the existing directors appointed three new directors. All of the new directors were affiliated with the investors who purchased stock for cash in implementing the plan of reorganization. We have also appointed new executive officers and entered a management services agreement with First Advisors, Inc., an affiliate of one of the new board members and the new president, Gary Davis. See Section 1.2, Recent Developments, on page 3.

Our plan of reorganization and the combination of MedSmart and NHLT are discussed in detail in our report on Form 8-K dated January 22, 2001, filed with the SEC.

1.2. 	Recent Developments

Since implementing our plan of reorganization in January 2001, we have changed the Company's management, instituted cost cutting measures, and formed an alliance to enable us to provide a broad range of services under the POWERx brand.

Gary Davis was appointed president of NHLT in January 2001, after the plan of reorganization was implemented. Mr. Davis is an officer of the general partner of the IPA Investors, LP, which purchased 15,000,000 of our common shares for $200,000 as part of the reorganization. Mr. Davis also acquired shares of NHLT stock individually as a result of the exchange offer by NHLT for shares of MedSmart.

On May 7, 2001, we entered into a management services agreement with First Advisors, Inc., in which First Advisors will analyze the current status of and recommend improvements for the Company in regard to the Company's business plan, financial condition, management and personnel and strategic and professional relationships. The consulting relationship will last one year, unless either party gives 30 days notice of canceling the relationship. The Company will pay First Advisors between 750,000 and 1,250,000 shares of NHLT each month for services, as well as reimbursement for expenses.

On May 7, 2001, we retained the services of New Benefits, Inc. to facilitate a high volume implementation of its medical benefits discount program. This contract affiliation provides MedSmart with the capability to sell and distribute a large volume of membership discount cards quickly and efficiently, enabling prompt fulfillment of the company's contracts with existing and future customers. New Benefits has pioneered a customizable, fully automated membership fulfillment process with the capacity to generate up to 4,000 membership cards per hour. Under the terms of the new agreement, MedSmart will outsource certain administrative functions to New Benefits, including enrollment and processing of new members, fulfillment of membership kits, renewal notification, and member support through live representatives, a toll-free automated referral system and the Internet. We believe that working with New Benefits will allow MedSmart to concentrate its resources on marketing and business development efforts that it anticipates will significantly increase its membership base and revenues.

1.3. 	The Offering

Common stock outstanding                 241,100,021
as of May 25, 2001


Shares offered by                         50,008,840
selling security holders


Shares offered by the Company               None


Risk Factors                        The shares involve a high degree
                                   of risk and investors should
                                   carefully consider the information
                                set out under "Risk Factors" on page 4.


Use of Proceeds                       We will not receive any proceeds
                                       from the sale of the shares
                                      by the selling security holders.


2	RISK FACTORS

In this section we highlight some of the risks associated with our business and operations. Prospective investors should carefully consider the following risk factors when evaluating an investment in the common stock offered by this Reoffer Prospectus.

2.1 We have a history of losses and expect more losses in the foreseeable future.

We filed for Chapter 11 bankruptcy proceedings in 1999 because we could not operate profitably. In 2000, we virtually ceased operations, as we had sold POWERx to MedSmart and had no business except income from minimal sales. After emerging from bankruptcy in January 2001, we have continued to have losses from operations, although we realized positive total income in the first quarter due to forgiveness of debt and other accounting transactions associated with the bankruptcy organization. We cannot predict when, if ever, we will begin to operate at a profit. Our auditors have included a going concern qualification in their report on our financial statements for the years 1999 and 2000.

2.2 We will need additional capital to continue and expand operations.

We have depended on capital provided by financing during the bankruptcy proceedings as well as on equity provided by the investment of $600,000 in our stock by new investors when we emerged from bankruptcy. This investment has proved insufficient for us to achieve profitable operations without additional investments. We likely must find additional capital, either in the form of loans or sale of more equity, to provide operating capital until the MedSmart business generates positive cash flow. Given our history of losses, we cannot be sure that we will be able to raise sufficient capital to continue in business until we become profitable.

2.3 We recently changed our business model to cut expenses and do not know if it will be successful.

In May 2001, we retained the services of New Benefits, Inc. to facilitate a high volume implementation of our POWERx medical benefits discount program. New Benefits will provide MedSmart with the capability to sell and distribute a large volume of membership discount cards quickly and efficiently, enabling prompt fulfillment of the company's contracts with existing and future customers. Under the terms of the new agreement, MedSmart will outsource certain administrative functions to New Benefits, including enrollment and processing of new members, fulfillment of membership kits, renewal notification, and member support through live representatives, a toll-free automated referral system and the Internet. We chose to outsource these services to reduce our costs, increase our services to customers and allow MedSmart to concentrate its resources on marketing and business development efforts. We do not know, however, whether our use of New Benefits will prove successful or let us operate profitably.

2.4 New Benefits, our service provider, is also one of our competitors.

New Benefits is an established provider of discount health care services through its own discount medical card and other discounting arrangements with other providers. Our POWERx program will be a competing product, and New Benefits will be able to use its established relationships and its internal organization to compete with us. We believe that our marketing and sales approach will be able to capture a share of the markets, and that we will profit from our relationship with New Benefits. However, we will not be offering services on terms better than New Benefits can already provide, and we cannot be sure that we will be able to successfully compete with them or with other discount health service providers for business.

2.5 We have new management without experience in operating our company.

As part of our reorganization, Gary Davis became our president and a director in
 January 2001. In May 2001, we executed a management contract with First Advisors, Inc., a company wholly owned by Mr. Davis, of Austin, Texas, to provide business consultation services to us and to MedSmart. Under the terms of the agreement, First Advisors will assist and advise MedSmart, with the specific goal of facilitating a high volume implementation of its medical benefits discount program. In addition, First Advisors will assist National Health & Safety with attracting additional investment capital, refining the company's marketing and sales plans to grow revenues, and establishing strategic relationships with prospective suppliers, customers, and distribution partners.
  We cannot be sure if First Advisors will succeed in raising capital or in improving our operations. First Advisors has experience in investing and in investment management but not in the management of a business such as ours.

2.6 Our stock price is low and may be volatile.

We have more than 250,000,000 shares of common stock outstanding. Since we emerged from bankruptcy in January 2001, our stock has traded in the over the counter market at prices less than $0.10 per share. Most of the new common shares that we issued in the bankruptcy reorganization was issued in the MedSmart acquisition (130,000,000 shares) or the new capital investment (45,000,000 shares) and constitute restricted securities under the Securities Act of 1933, so those shares may not be sold without registration under that Act, unless some exemption from registration is available. This stock may become eligible for resale under the provisions of the SEC's Rule 144 in one year from its issuance, in January 2002.

The stock that we issued to creditors and claimants in the bankruptcy reorganization is exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code. Therefore, those investors are free to sell their stock in the open markets without restrictions imposed by the registration requirements of federal securities laws. The total amount of outstanding unrestricted common stock currently eligible for resale is approximately 75,000,000 shares, plus the shares being registered in this offering. If a significant number of shareholders decide to sell their shares at about the same time, it could have a further depressing effect on our stock price, or at least could keep our stock price from rising significantly.

2.7 You may not be able to sell your shares because of the penny stock rules.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions. Our stock is subject to these regulations, which require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The existence of these rules may make it more difficult to sell NHLT stock than for other, more established companies.

3 USE OF PROCEEDS

NHLT will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders.

4	THE SELLING SECURITY HOLDERS

Shareholder Name,    Shares owned     Shares being   Shares to be   Percentage
Address, and         before offering   offered      owned after     ownership
Relationship to NHLT                                 offering   if all offered
                                                                shares are sold

Equity Management      14,000,000      13,000,000    1,000,000        0.41%
Strategies, LLC
Attn: Phil Hummel
565 Grove Street,
Unit # F-14
Clifton, NJ  07013

Edward J. Looney, Jr.   1,000,000      1,000,000        0           0.00%
10 Dongan Lane
Newfoundland, NJ  07435

Robert T. Kirk          16,008,840     16,008,840       0           0.00%
2255 West Glades Road0
Boca Raton, FL  33433

EWMW Limited           22,306,780        6,000,000   16,306,780     6.76%
Partnership
2414 Jarratt Avenue
Austin, Texas  78703

Lucinda Kay Nix Trust   22,095,675      3,666,667    18,429,008     7.64%
C/O Lucinda Humpleby
2200 Holiday Road
Coralville, IA  52241

Leah Janine Nix Trust   22,095,675      3,666,667    18,429,008     7.64%
C/O Leah Norman
1713 Rosenborough Lane South
Round Rock, Texas 78664

Jo M. Nix               22,095,675      3,666,667    18,429,008     7.64%
4958 Oakmont
Corpus Christi, Texas  78413

IPA Investors, L.P.     15,000,000      3,000,000    12,000,000     4.98%
C/O Investment Property Advisors, Inc.
3811 Bee Cave Road, Suite 210
Austin, Texas  78746

Total shares to be registered:          50,008,840

5	PLAN OF DISTRIBUTION

The Selling Shareholders may sell the Shares for value from time to time under this Reoffer Prospectus in one or more transactions on the OTC Bulletin Board maintained by Nasdaq, or other exchange, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Shares to or through brokers-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed be underwriting discounts and commissions under the 1933 Act. All selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders.
  In addition to any Shares sold hereunder, the Selling Shareholders may, at the same time, sell any shares of common stock, including the Shares, owned by him or her in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this Reoffer Prospectus.

There is no assurance that the Selling Shareholders will sell all or any portion of the Shares offered.

The Company will pay all expenses in connection with this offering including the legal fees incurred in connection with the preparation of this registration statement and will not receive any proceeds from sales of any Shares by the Selling Shareholders.

6	DESCRIPTION OF THE COMMON STOCK

The selling shareholders are selling 50,008,840 shares of $0.001 par value common stock. As of May 25, 2001, 241,100,021 shares of our common stock were issued and outstanding. All outstanding shares of common are fully paid and not subject to further calls or assessments.

NHLT is authorized to issue up to 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. Issuance of nonvoting equity securities is prohibited. Cumulative voting by the shareholders of the Corporation at any election for Directors is prohibited.
Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if any. Holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable.

NHLT has never declared or paid a dividend on its common stock and does not anticipate doing so in the foreseeable future.

7	EXPERTS

The consolidated financial statements of National Health & Safety Corporation, for December 31, 2000, and December 31, 1999, and for the years then ended, appearing in this prospectus have been audited by Sprouse & Winn, LLP, and HJ & Associates (formerly known as Jones, Jensen & Company), respectively, independent auditors, as set forth in their report thereon, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The legality of the securities offered hereby will be passed upon for us by Sheinfeld, Maley & Kay, P.C., Austin, Texas.

8	INFORMATION WITH RESPECT TO REGISTRANT

This prospectus is accompanied by a copy of our latest Form 10-KSB and a copy of our latest Form 10-QSB as of March 30, 2001.


9	INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934
 until we have sold all shares offered by this Prospectus or until this offering is otherwise completed:

- Our Annual Report on Form 10-KSB for the year ended December 31, 2000.
- Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001.

You may request free copies of these filings by writing or telephoning us at the following address:

NATIONAL HEALTH & SAFETY CORPORATION
3811 Bee Cave Road, Suite 210,
Austin, Texas 78746
(512) 328-0433

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file reports electronically with the SEC. You may read and copy any materials that we file with the SEC at its Public
 Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the OTC Bulletin Board, under the symbol "NHLT." Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

We furnish our shareholders with an annual report, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.

10	DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Under Article VIII of our Articles of Incorporation, we have eliminated the potential liability of Directors, Officers and employees to us, and are required to indemnify our Directors, Officers, and employees against any liability for monetary damages, to the extent allowed by Utah law. The Utah Revised Business Corporation Act ("URBCA") allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except liability for financial benefit received by a director to which he is not entitled, intentional infliction of harm on the corporation or the shareholders, for unlawful distributions, or intentional violation of criminal law. The URBCA provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Company:

Item                                 Amount

SEC registration fee             $   375.07
Legal fees and expenses *          2,000.00
Total:                            $2,375.07

*  Estimated.

Item 15	Indemnification of Directors and Officers

Under Article VIII of our Articles of Incorporation, we have eliminated the potential liability of Directors, Officers and employees to us, and are required to indemnify our Directors, Officers, and employees against any liability for monetary damages, to the extent allowed by Utah law. The Utah Revised Business Corporation Act ("URBCA") allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except liability for financial benefit received by a director to which he is not entitled, intentional infliction of harm on the corporation or the shareholders, for unlawful distributions, or intentional violation of criminal law. The URBCA provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

Item 16	Exhibits and Financial Statements

See the Exhibit Index, which is incorporated herein by reference.

Item 17	Undertakings

The undersigned registrant hereby undertakes:

	(a)	To file, during any period in which it offers or sells
securities, a post-effective amendment to this registration statement:

		(1)	To include any additional material information on the
plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	(b)	That, for determining liability under the Securities Act of
1933, the Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

	(c)	To remove from registration by means of a post-effective
amendment any of the securities that remain unsold at the end of the offering.

The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities
 Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth or described in Item of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, National Health & Safety Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on ________________, 2001.

NATIONAL HEALTH & SAFETY CORPORATION


______________________________
Gary Davis
President and Chief Executive Officer


SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of National Health & Safety Corporation, a Utah corporation, and the undersigned directors and officers of National Health & Safety Corporation, hereby constitutes and appoints Gary Davis , its or his true and lawful attorneys-in-fact and agents, for it or him in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Date:	______________________			______________________________
						Gary Davis, President, Chief
Executive Officer and Chairman of
the Board of Directors

Date:	______________________			______________________________
						Roger N. Folts, Chief Financial
Officer

Date:	______________________			______________________________
						Gary Davis, President, Chief
Director and Chairman of
the Board of Directors


Date:	______________________			______________________________
							Eugene M. Rothchild
Director


Date:	______________________			______________________________
							James R. Kennard
Director


Date:	______________________			______________________________
						Roger N. Folts, Chief Financial
Director


Date:	______________________			______________________________
							Jimmy E. Nix, II
Director



EXHIBIT INDEX

Exhibit	Description
2.1*	      Fourth Amended Joint Plan of Reorganization, In Re: National
	    Health & Safety Corporation, Debtor, Case No. 99-18339-DWS, U.S. Bankruptcy Court, Eastern District of Pennsylvania, dated August
            21, 2000
2.2**	      Asset Purchase Agreement by and between MedSmart Healthcare
	    Network, Inc., as Seller and National Health & Safety Corporation,
	    as Purchaser, January 22, 2001.
2.3**	      Order confirming Fourth Amended Joint Plan of Reorganization, dated
            November 27, 2000.
4.1**	      Certificate of Designation for Series A Preferred Stock, filed with the Utah Department of Commerce Division of Corporations and Commercial Code on January 22, 2001.
4.2**	      Certificate of Designation for Series B Preferred Stock, filed with the Utah Department of Commerce Division of Corporations and Commercial Code on January 22, 2001.
4.3**	      Warrant Agreement, filed with the Utah Department of Commerce
            Division of Corporations and Commercial Code on January 22, 2001.
4.4**	      Class A Warrant Certificate, dated January 22, 2001.
4.5**	      Class B Warrant Certificate, dated January 22, 2001.
5.1+	      Form of legal opinion of Sheinfeld, Maley & Kay, P.C.,
	    regarding legality of shares.

10.1+	      Management Services Agreement between National Health &
            Safety Corporation and First Advisors, Inc.
21.1**	Subsidiaries of the Registrant- MedSmart Healthcare Networks, Inc.
23.1	      Consent of Sheinfeld, Maley & Kay, P.C., contained in legal opinion,
            Exhibit 5.1.
23.2+	      Consent of Sprouse & Winn, LLP.
25.1+	      Power of attorney, included on signature page.
----------
*	Incorporated by reference to Form 8-K/A, Amendment No. 1 to the Company's report on Form 8-K dated November 28, 2000, filed with the SEC on February 19, 2001.
**	Incorporated by reference to the Company's report on Form 8-K dated
January 22, 2001, filed with the SEC on February 9, 2001.
+	Filed herewith.